

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Daniel Hughes
Chief Executive Officer
Hilton Domestic Operating Co Inc.
7930 Jones Branch Drive
Suite 1100
McLean, VA 22102

     Re: Hilton Domestic Operating Co Inc.
           Form S-4
           Filed September 20, 2019
           File No. 333-233870

Dear Mr. Hughes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate and
                    Commodities

cc: Joshua Ford Bonnie, Esq.